Exhibit 23(h) -- Consent of KPMG Peat Marwick

The Board of Directors
AmSouth Bancorporation:

We consent to the reference to our firm under the caption "Experts" and to the incorporation by reference in Post-Effective Amendment No. 1 to the Registration Statement on Form S-4 of AmSouth Bancorporation, and the Prospectus Supplement contained therein, of our report dated November 1, 1993 relating to the consolidated balance sheet of Fortune Bancorp, Inc. as of September 30, 1993 and 1992, and the related consolidated statements of operations, shareholders' equity and cash flows for each of the years in the three year period ended September 30, 1993. Our report refers to a change in the method of accounting for certain investments in debt and equity securities, as of September 30, 1993.

KPMG Peat Marwick

Tampa, Florida
May 24, 1994